May 24, 2019


Via E-Mail

Adam W. Finerman
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

       Re:    Command Center, Inc.
              Schedule TO-C filed on May 17, 2019
              File No. 5-88386

Dear Mr. Finerman:

       The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(a)(1)(A) to the Schedule TO-C.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO   Item 10. Financial Statements

   1. While you may incorporate by reference the financial statements required by Item
      1010(a) and (b) of Regulation M-A, the summarized financial information specified by
      Item 1010(c) must be included in the Offer to Purchase. See Instruction 6 to Item 10 of
      Schedule TO. Please revise to include summary financial information in the Offer to
      Purchase to be disseminated to shareholders.

   2. When you finalize the Credit Facility being used to fund the Offer, it must be filed as an exhibit. See Item 1016(b) of Regulation M-A.

   3. Please file the commitment letter received from BB&T Bank as an exhibit to the
      Schedule TO.
 Adam W. Finerman, Esq.
Olshan Frome & Wolosky, LLP
May 24, 2019
Page 2



Exhibit 99(A)(1)(A)   Draft Offer to Purchase

General

   4. Please analyze in your response letter the applicability of Regulation M to the merger and the Offer. In this regard, we note that Command Center is issuing a very significant number of new Shares in the merger while this Offer to repurchase 10% of its outstanding shares is pending.

   5. Throughout the Offer to Purchase, you reference Shares properly tendered "at the
      Purchase Price." Consider deleting this phrase, which is confusing in the context of a fixed-price, cash offer. Since this Offer is not structured as a modified Dutch auction, every Share tendered is at the Purchase Price.

Important, cover page

   6. In the bold and capitalized text here, you state that you will not accept tenders from shareholders in any jurisdiction where it would be illegal to do so. While you state that you will comply with Rule 14e-4(f)(8), that Rule requires you to accept tenders from all holders of target shares wherever located, who find their way into the Offer. Revise your disclosure or provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8). See Section II.G.1 of Securities Exchange Act
      Release No. 58597 (September 19, 2008). Provide the same amended disclosure in the
      Miscellaneous section on page 51.

Conditions of the Offer?, page 29

   7. Revise to clarify what is meant by a "general limitation on prices for securities" in the sixth bullet point on page 30.

Source and Amount of Funds, page 32

   8. Since the Offer is subject to a financing condition, once you finalize the Credit Facility and funds are obtained, the offer documents must be amended to disclose this fact (and to describe the final terms of the financing) and the Offer must remain open for five business days thereafter. Revise the disclosure here accordingly and confirm your understanding in your response letter.
 Adam W. Finerman, Esq.
Olshan Frome & Wolosky, LLP
May 24, 2019
Page 3




          We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.


                                                   Sincerely,

                                                   /s/ Christina Chalk

                                                   Christina Chalk
                                                   Senior Special Counsel
                                                   Office of Mergers and
Acquisitions